Exhibit 99.1

中国海洋石油有限公司

CNOOC LIMITED

Press release – For Immediate Release

CNOOC Limited Announces Lufeng Oil Fields Regional Development Project Commences Production

(Hong Kong, November 23, 2021) - CNOOC Limited (the “Company”, SEHK: 00883, TSX: CNU) today announced the commencement of production of Lufeng oil fields regional development project.

The Lufeng oil fields is located in Eastern South China Sea and mainly include Lufeng 14-4 oil field, Lufeng 14-8 oil field, Lufeng 15-1 oil field and Lufeng 22-1 oil field, with an average water depth of about 140-330 meters. The main production facilities include 2 drilling production platforms and 1 subsea production system. 35 development wells are planned to be put into production, including 26 production wells and 9 water injection wells. The project is expected to achieve its peak production of approximately 46,000 barrels of crude oil per day in 2023.

CNOOC Limited owns 100% interest in the Lufeng oil fields regional development project.

Mr.Xia Qinglong, president of the Company, commented, "The project adopts an integrated model of exploration, development and production, which maximized the asset value of oil fields region, meanwhile the safe commencement of production also safeguarded energy supply throughout the Greater Bay Area."

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Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

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This press release includes “forward-looking statements” within the meaning of the United

States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results. The words “expect”, “anticipate”, “continue”, “estimate”, “objective”, “ongoing”, “may”, “will”, “project”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify such forward-looking statements.

These statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate under the circumstances. However, whether actual results and developments will meet the expectations and predictions of the Company depends on a number of risks and uncertainties which could cause the actual results, performance and financial condition to differ materially from the Company’s expectations, including but not limited to the Company and its controlling shareholder being listed in the list of the U.S. for sanction against companies with alleged ties to the Chinese military, those associated with fluctuations in crude oil and natural gas prices, macro-political and economic factors, changes in the tax and fiscal regimes of the host countries in which we operate, the highly competitive nature of the oil and natural gas industry, environmental responsibility and compliance requirements, the Company’s price forecast, the exploration and development activities, mergers, acquisitions and divestments activities, HSSE and insurance policies and changes in anti-corruption, anti-fraud, anti-money laundering and corporate governance laws. For a description of these and other risks and uncertainties, please see the documents the Company files from time to time with the United States Securities and Exchange Commission, including the Annual Report on Form 20-F filed in April of the latest fiscal year. Consequently, all of the forward-looking statements made in this press release are qualified by these cautionary statements. The Company cannot assure that the results or developments anticipated will be realised or, even if substantially realised, that they will have the expected effect on the Company, its business or operations.

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For further enquiries, please contact:

Ms. Liu Jing
Deputy Manager, Media & Public Relations
CNOOC Limited
Tel: +86-10-8452-3404
Fax: +86-10-8452-1441
E-mail: mr@cnooc.com.cn

Mr. Bunny Lee
Porda Havas International Finance Communications Group
Tel: +852 3150 6707
Fax: +852 3150 6728
E-mail: cnooc.hk@pordahavas.com